FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

18 November 2024

DIVIDENDS ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 30 SEPTEMBER 2024

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. Unless otherwise resolved by the Board, the dividends will be paid on 31 December 2024 at the rate of 5.5 per cent and 2.75 per cent respectively, and will be paid to those preference shareholders on the register at the close of business on 29 November 2024.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	18 November 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary